EX-99.B(d)(2)(xiii)

APPENDIX A

C&B INVESTMENT SUB-ADVISORY AGREEMENT

WELLS FARGO FUNDS TRUST

Funds Trust Funds
Well Fargo C&B Tax-Managed Value Fund Well Fargo C&B Mid Cap Value Fund

Appendix A amended: November 2, 2004

Agreement approved by the Board of Trustees: February 3, 2004

SCHEDULE A

WELLS FARGO FUNDS TRUST

INVESTMENT SUB-ADVISORY AGREEMENT

FEE AGREEMENT

This fee agreement is made as of the 24th day of March, 2004, by and between Wells Fargo Funds Trust (the “Trust”), Wells Fargo Funds Management, LLC (the “Adviser”) and Cooke & Bieler, L.P. (the “Sub-Adviser”).

WHEREAS, the parties and Wells Fargo Funds Trust have entered into an Investment Sub-Advisory Agreement (“Sub-Advisory Agreement”) whereby the Sub-Adviser provides management and other services to each series of the Trust listed in Appendix A to the Sub-Advisory Agreement (each a “Fund” and collectively the “Funds”); and

WHEREAS, the Sub-Advisory Agreement provides that the fees to be paid to the Sub-Adviser are to be as indicated below;

NOW THEREFORE, the parties agree that the fees to be paid to the Sub-Adviser under the Sub-Advisory Agreement shall be calculated and paid on a monthly basis by applying the annual rates indicated below to each Fund’s average daily net assets throughout the month:

Name of Fund	Breakpoints	Sub-Advisory Rate
Well Fargo C&B Tax-Managed Value Fund	First $250 million USD Next $250 million USD Next $250 million USD Additional amounts over $750 million USD	0.45 0.40 0.35 0.30	% % % %

Name of Fund	Breakpoints	Sub-Advisory Rate
Well Fargo C&B Mid Cap Value Fund	First $250 million USD Next $250 million USD Next $250 million USD Additional amounts over $750 million USD	0.55 0.50 0.45 0.40	% % % %

WELLS FARGO FUNDS TRUST on behalf of the Funds

By:	/s/ C. David Messman
C. David Messman
Secretary

WELLS FARGO FUNDS MANAGEMENT, LLC

By:	/s/ Andrew Owen
Andrew Owen
Senior Vice President

COOKE & BIELER, L.P.
By CBGP, LLC, its sole general partner

By:	/s/ Kermit S. Eck
Kermit S. Eck
Manager

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